FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 4, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN's 2009 Notice of Annual Meeting

Item 1

	Corporate Services	Services corporatifs

Sean Finn
www.cn.ca	Executive Vice-President Corporate Services and Chief Legal Officer 935 de La Gauchetière Street West 16th Floor Montreal, Quebec H3B 2M9 Canada T 514-399-7091 F 514-399-4854	Vice-président exécutif Services corporatifs et chef de la direction des Affaires juridiques 935, rue de La Gauchetière Ouest 16[e] étage Montréal (Québec) H3B 2M9 Canada T 514-399-7091 Tc 514-399-4854

February 4, 2009

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
CDS Clearing and Depository Services Inc.
Manitoba Securities Commission
Securities Commission, New Brunswick
Securities Commission of Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission – Securities Division
Toronto Stock Exchange
Registrar of Securities, Yukon
Department of Justice, Nunavut

Subject:  Canadian National Railway Company

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Record date:	March 9, 2009
2.	Meeting date:	April 21, 2009
3.	Beneficial ownership determination date:	March 9, 2009
4.	Place of meeting:	Calgary, Alberta, Canada
5.	Meeting type:	Annual
6.	Security description entitling holder to receive notice of and to vote at the meeting:	Common Shares
7.	CUSIP Number:	136375-10-2

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Sincerely,

/s/ Sean Finn

Sean Finn
Executive Vice-President,
Corporate Services and Chief Legal Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 4, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel